Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Mar 29,	Apr 4,
(unaudited, in millions €, except per share data)	2020	2021

Net system sales	1,584.0	3,128.8
Net service and field option sales	856.6	1,235.1
Total net sales	2,440.6	4,363.9

Total cost of sales	(1,339.2)	(2,011.5)
Gross profit	1,101.4	2,352.4

Research and development costs	(544.0)	(623.4)
Selling, general and administrative costs	(130.7)	(168.4)
Income from operations	426.7	1,560.6

Interest and other, net	(11.4)	(12.1)
Income before income taxes	415.3	1,548.5

Income tax expense	(48.5)	(230.3)
Income after income taxes	366.8	1,318.2

Profit related to equity method investments	23.8	13.2
Net income	390.6	1,331.4

Basic net income per ordinary share	0.93	3.21
Diluted net income per ordinary share	0.93	3.20

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	419.0	415.3
Diluted	419.7	415.8

ASML - Ratios and Other Data

	Three months ended,
	Mar 29,	Apr 4,
(unaudited, in millions €, except otherwise indicated)	2020	2021

Gross profit as a percentage of net sales	45.1%	53.9%
Income from operations as a percentage of net sales	17.5%	35.8%
Net income as a percentage of net sales	16.0%	30.5%
Income taxes as a percentage of income before income taxes	11.7%	14.9%
Shareholders’ equity as a percentage of total assets	53.8%	50.1%
Sales of lithography systems (in units) [1]	57	76
Value of booked systems (EUR millions) [2]	3,085	4,740
Net bookings lithography systems (in units) [1,2]	73	120
Number of payroll employees in FTEs	23,860	27,248
Number of temporary employees in FTEs	1,467	1,561

1     Lithography systems do not include metrology and inspection systems.
2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).

ASML - Summary US GAAP Consolidated Balance Sheets

	Dec 31,	Apr 4,
(unaudited, in millions €)	2020	2021

ASSETS
Cash and cash equivalents	6,049.4	3,243.8
Short-term investments	1,302.2	1,411.6
Accounts receivable, net	1,310.3	2,239.2
Finance receivables, net	1,710.5	2,218.6
Current tax assets	67.3	809.7
Contract assets	119.2	107.4
Inventories, net	4,569.4	4,748.1
Other assets	801.7	915.7
Held for sale assets	—	165.5
Total current assets	15,930.0	15,859.6

Finance receivables, net	400.5	66.6
Deferred tax assets	671.5	700.8
Other assets	951.4	1,313.4
Equity method investments	820.7	842.5
Goodwill	4,629.1	4,555.5
Other intangible assets, net	1,049.0	1,014.2
Property, plant and equipment, net	2,470.3	2,521.6
Right-of-use assets - Operating	180.1	179.7
Right-of-use assets - Finance	164.8	164.8
Total non-current assets	11,337.4	11,359.1

Total assets	27,267.4	27,218.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	6,603.5	6,829.1
Held for sale liabilities	—	47.2
Total current liabilities	6,603.5	6,876.3

Long-term debt	4,662.8	4,634.2
Deferred and other tax liabilities	238.3	245.2
Contract liabilities	1,639.9	1,583.2
Accrued and other liabilities	257.5	250.9
Total non-current liabilities	6,798.5	6,713.5

Total liabilities	13,402.0	13,589.8

Total shareholders’ equity	13,865.4	13,628.9
Total liabilities and shareholders’ equity	27,267.4	27,218.7

ASML - Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Mar 29,	Apr 4,
(unaudited, in millions €)	2020	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	390.6	1,331.4

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	118.3	117.9
Impairment	2.7	—
Loss on disposal of property, plant and equipment	1.0	6.2
Share-based compensation expense	14.9	21.0
Allowance for obsolete inventory	39.3	34.4
Deferred income taxes	(24.6)	(35.8)
Equity method investments	(32.3)	(21.5)
Changes in assets and liabilities	(1,115.7)	(2,395.3)
Net cash provided by (used in) operating activities	(605.8)	(941.7)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(231.5)	(189.4)
Purchase of intangible assets	(10.8)	(7.9)
Purchase of short-term investments	(310.5)	(608.5)
Maturity of short-term investments	108.2	499.1
Loans issued and other investing	0.3	—
Net cash provided by (used in) investing activities	(444.3)	(306.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of shares	(507.5)	(1,567.6)
Net proceeds from issuance of shares	8.6	11.0
Net proceeds from issuance of notes, net of issuance costs	739.8	—
Repayment of debt and finance lease obligations	(0.9)	(3.6)
Net cash provided by (used in) financing activities	240.0	(1,560.2)

Net cash flows	(810.1)	(2,808.6)

Effect of changes in exchange rates on cash	1.5	3.0
Net increase (decrease) in cash and cash equivalents	(808.6)	(2,805.6)

Cash and cash equivalents at beginning of the period	3,532.3	6,049.4
Cash and cash equivalents at end of the period	2,723.7	3,243.8

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Mar 29,	Jun 28,	Sep 27,	Dec 31,	Apr 4,
(unaudited, in millions €, except per share data)	2020	2020	2020	2020	2021

Net system sales	1,584.0	2,438.6	3,095.6	3,198.3	3,128.8
Net service and field option sales	856.6	887.1	862.4	1,055.8	1,235.1
Total net sales	2,440.6	3,325.7	3,958.0	4,254.1	4,363.9

Total cost of sales	(1,339.2)	(1,722.5)	(2,076.6)	(2,043.0)	(2,011.5)
Gross profit	1,101.4	1,603.2	1,881.4	2,211.1	2,352.4

Research and development costs	(544.0)	(566.9)	(534.0)	(555.9)	(623.4)
Selling, general and administrative costs	(130.7)	(131.2)	(131.5)	(151.5)	(168.4)
Income from operations	426.7	905.1	1,215.9	1,503.7	1,560.6

Interest and other, net	(11.4)	(7.1)	(8.4)	(8.0)	(12.1)
Income before income taxes	415.3	898.0	1,207.5	1,495.7	1,548.5

Benefit from (provision for) income taxes	(48.5)	(166.4)	(166.5)	(170.2)	(230.3)
Income after income taxes	366.8	731.6	1,041.0	1,325.5	1,318.2

Profit related to equity method investments	23.8	19.4	20.5	25.0	13.2
Net income	390.6	751.0	1,061.5	1,350.5	1,331.4

Basic net income per ordinary share	0.93	1.79	2.54	3.23	3.21
Diluted net income per ordinary share	0.93	1.79	2.53	3.23	3.20

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	419.0	418.4	418.4	417.5	415.3
Diluted	419.7	419.0	419.2	418.4	415.8

ASML - Quarterly Summary Ratios and other data

	Mar 29,	Jun 28,	Sep 27,	Dec 31,	Apr 4,
(unaudited, in millions €, except otherwise indicated)	2020	2020	2020	2020	2021

Gross profit as a percentage of net sales	45.1%	48.2%	47.5%	52.0%	53.9%
Income from operations as a percentage of net sales	17.5%	27.2%	30.7%	35.3%	35.8%
Net income as a percentage of net sales	16.0%	22.6%	26.8%	31.7%	30.5%
Income taxes as a percentage of income before income taxes	11.7%	18.5%	13.8%	11.4%	14.9%
Shareholders’ equity as a percentage of total assets	53.8%	52.2%	54.0%	50.8%	50.1%
Sales of lithography systems (in units) [1]	57	61	60	80	76
Value of booked systems (EUR millions) [2]	3,085	1,101	2,868	4,238	4,740
Net bookings lithography systems (in units) [1,2]	73	34	73	123	120
Number of payroll employees in FTEs	23,860	24,330	24,749	26,614	27,248
Number of temporary employees in FTEs	1,467	1,482	1,451	1,459	1,561

1     Lithography systems do not include metrology and inspection systems.
2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets

	Mar 29,	Jun 28,	Sep 27,	Dec 31,	Apr 4,
(unaudited, in millions €)	2020	2020	2020	2020	2021

ASSETS
Cash and cash equivalents	2,723.7	3,499.1	3,531.5	6,049.4	3,243.8
Short-term investments	1,388.1	941.2	876.3	1,302.2	1,411.6
Accounts receivable, net	1,767.4	1,770.0	2,458.8	1,310.3	2,239.2
Finance receivables, net	748.7	1,071.5	1,855.4	1,710.5	2,218.6
Current tax assets	529.0	360.8	265.6	67.3	809.7
Contract assets	292.1	260.9	176.8	119.2	107.4
Inventories, net	4,345.3	4,685.6	4,613.7	4,569.4	4,748.1
Other assets	905.8	903.5	772.7	801.7	915.7
Held for sale assets	—	—	—	—	165.5
Total current assets	12,700.1	13,492.6	14,550.8	15,930.0	15,859.6

Finance receivables, net	340.8	444.0	349.6	400.5	66.6
Deferred tax assets	482.3	485.3	610.7	671.5	700.8
Other assets	902.3	929.7	961.5	951.4	1,313.4
Equity method investments	865.1	891.6	918.0	820.7	842.5
Goodwill	4,541.1	4,541.1	4,541.1	4,629.1	4,555.5
Other intangible assets, net	1,082.5	1,058.3	1,035.4	1,049.0	1,014.2
Property, plant and equipment, net	2,046.9	2,109.6	2,198.3	2,470.3	2,521.6
Right-of-use assets - Operating	197.1	193.0	180.1	180.1	179.7
Right-of-use assets - Finance	119.4	160.9	117.9	164.8	164.8
Total non-current assets	10,577.5	10,813.5	10,912.6	11,337.4	11,359.1

Total assets	23,277.6	24,306.1	25,463.4	27,267.4	27,218.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	4,677.4	4,631.3	4,990.9	6,603.5	6,829.1
Held for sale liabilities	—	—	—	—	47.2
Total current liabilities	4,677.4	4,631.3	4,990.9	6,603.5	6,876.3

Long-term debt	3,868.2	4,625.0	4,626.7	4,662.8	4,634.2
Deferred and other tax liabilities	262.7	191.3	209.1	238.3	245.2
Contract liabilities	1,702.6	1,918.1	1,652.8	1,639.9	1,583.2
Accrued and other liabilities	241.5	240.6	241.4	257.5	250.9
Total non-current liabilities	6,075.0	6,975.0	6,730.0	6,798.5	6,713.5

Total liabilities	10,752.4	11,606.3	11,720.9	13,402.0	13,589.8

Total shareholders’ equity	12,525.2	12,699.8	13,742.5	13,865.4	13,628.9
Total liabilities and shareholders’ equity	23,277.6	24,306.1	25,463.4	27,267.4	27,218.7

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Mar 29,	Jun 28,	Sep 27,	Dec 31,	Apr 4,
(unaudited, in millions €)	2020	2020	2020	2020	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	390.6	751.0	1,061.5	1,350.6	1,331.4

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	118.3	125.1	122.0	125.4	117.9
Impairment	2.7	—	—	—	—
Loss on disposal of property, plant and equipment	1.0	0.2	0.8	0.8	6.2
Share-based compensation expense	14.9	10.3	22.5	6.2	21.0
Allowance for obsolete inventory	39.3	39.2	36.3	77.6	34.4
Deferred income taxes	(24.6)	(15.4)	(110.6)	(60.7)	(35.8)
Equity method investments	(32.3)	(26.4)	(26.1)	95.8	(21.5)
Changes in assets and liabilities	(1,115.7)	(512.1)	(915.3)	3,074.7	(2,395.3)
Net cash provided by (used in) operating activities	(605.8)	371.9	191.1	4,670.4	(941.7)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(231.5)	(225.1)	(212.5)	(292.9)	(189.4)
Purchase of intangible assets	(10.8)	(6.7)	(9.1)	(12.2)	(7.9)
Purchase of short-term investments	(310.5)	(0.5)	(343.7)	(820.8)	(608.5)
Maturity of short-term investments	108.2	447.4	408.7	394.8	499.1
Loans issued and other investing	0.3	(0.3)	(10.0)	(2.2)	—
Acquisition of subsidiaries (net of cash acquired)	—	—	—	(222.8)	—
Net cash provided by (used in) investing activities	(444.3)	214.8	(166.6)	(956.1)	(306.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	(564.8)	—	(501.6)	—
Purchase of shares	(507.5)	—	—	(700.0)	(1,567.6)
Net proceeds from issuance of shares	8.6	11.0	10.4	7.9	11.0
Net proceeds from issuance of notes, net of issuance costs	739.8	746.5	—	—	—
Repayment of debt and finance lease obligations	(0.9)	(0.8)	(0.9)	(0.7)	(3.6)
Net cash provided by (used in) financing activities	240.0	191.9	9.5	(1,194.4)	(1,560.2)

Net cash flows	(810.1)	778.6	34.0	2,519.9	(2,808.6)

Effect of changes in exchange rates on cash	1.5	(3.2)	(1.6)	(2.0)	3.0
Net increase (decrease) in cash and cash equivalents	(808.6)	775.4	32.4	2,517.9	(2,805.6)

Cash and cash equivalents at beginning of the period	3,532.3	2,723.7	3,499.1	3,531.5	6,049.4
Cash and cash equivalents at end of the period	2,723.7	3,499.1	3,531.5	6,049.4	3,243.8

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying unaudited Summary Consolidated Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("US GAAP").
For further details on our annual disclosure requirements under US GAAP, including our significant accounting policies, these interim unaudited Summary Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes included within our 2020 Annual Report based on US GAAP, which is available on www.asml.com.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results for Q2 2021, including expected revenues, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate for 2021, expected growth in net sales in 2021, expectations on gross margin, R&D and SG&A for full year 2021, system bookings, expected increases in Logic and Memory demand and revenue, expected trends in IBM revenue, long term growth opportunity, revenue opportunity through 2025, future growth outlook towards 2025 and long term demand drivers, expected benefits and performance of new systems and applications, expanding end market applications driving semiconductor demand, the expectation that EUV will continue to enable Moore's law and drive long term value for ASML, expected trends in demand, expected increase in output capability, product roadmap, expected EUV tool productivity and expectations on shipments in 2022, statements with respect to plans regarding dividends, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends, the amount of the final dividend for 2020 and statements with respect to the 2020-2022 share buyback program including the amount of shares intended to be repurchased under the program and that expected cash generation enables opportunity for continued significant buybacks and that ASML expects early completion of the buyback program. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the duration and continued or increased severity of the COVID-19 outbreak and measures taken to contain it and other risks related to the impact of COVID-19 on the global economy and financial markets, as well as on ASML and its customers and suppliers, including their operations, and other risks relating to COVID-19 and other factors that may impact ASML’s sales and gross margin, including customer demand (including demand in Logic and Memory and for our IBM services) and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.